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EXHIBIT 12

KSL RECREATION GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended October 31,
	2002	2001	2000	1999	1998
	(in thousands, except ratios)
Earnings:
Income before income taxes	$35,009	$22,231	$27,129	$40,950	$7,117
Add:
Interest and amortization of debt issuance costs	71,655	76,464	50,464	51,779	35,652
Minority interests in losses of subsidiary	—	—	—	118	129

Total Earnings	106,664	98,695	77,593	92,847	42,898

Fixed charges:
Interest and amortization of debt issuance costs	$71,655	$76,464	$50,464	$51,779	$35,652
Capitalized interest	1,118	1,240	1,691	1,619	754

Total Fixed Charges	72,773	77,704	52,155	53,398	36,406

Ratio of earnings to fixed charges	1.5x	1.3x	1.5x	1.7x	1.2x

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  EXHIBIT 12